SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

This press release was first issued in the US on 22 March, 2011.

22 March, 2011

BP TO SELL COLORADO GAS PLANT

BP America Production Company announced today that it has agreed to sell its 93 per cent interest in the Wattenberg, Colorado natural gas processing plant to a wholly-owned subsidiary of Anadarko Petroleum Corporation for $575.5 million in cash, subject to closing adjustments.

The Wattenberg Plant, located in Adams County in northeast Colorado, has the capacity to process approximately 195 million cubic feet per day of natural gas and 15,000 barrels per day of natural gas liquids and gas condensate.

The plant processes natural gas from the Denver Julesburg Basin, an area where BP no longer has equity gas production.

The transaction is expected to close by mid-year, subject to regulatory approvals.

Note to editors:

BP is one of the world's largest oil, gas and petrochemicals groups, generating revenues of around $300 billion in 2010. BP employs about 79,700 people worldwide and has activities in more than 80 countries.

Further information:

BP press office, Houston:
+1-281 366 4463
uspress@bp.com

BP press office, London:
+44 (0)207 496 4076
bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 23 March 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary